Fundrise Real Estate Investment Trust, LLC

1519 Connecticut Avenue NW

Suite 200

Washington, DC 20036

VIA EDGAR

September 20, 2016

Mr. Coy Garrison

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC (the “Company”)

Offering Statement on Form 1-A (the “Offering Statement”)

Post-Qualification Amendment No. 2

Filed September 19, 2016

File No. 024-10492

Dear Mr. Garrison:

We filed the above-referenced Offering Statement on Form 1-A on September 19, 2016. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the offering statement be declared qualified September 21, 2016, at 10:00 AM or as soon thereafter as is reasonably practicable.

We acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Fundrise Real Estate Investment Trust, LLC
By:	Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

cc:	Mark Schonberger, Esq.